SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated February 9, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: February 9, 2015

JAGUAR
LAND ROVER
INTERIM
REPORT
THREE AND NINE MONTHS ENDED
31 DECEMBER 2014

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA – measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, unrealised commodity gains/(losses) and share of gains/(losses) from joint ventures.

PBT – profit before tax.

PAT – profit after tax.

Net cash – measured as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

Free cash flow – measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

Product and other investment – measured as cash outflows relating to tangible assets, intangible assets, expensed R&D and investment in joint ventures.

FY15 – Year ending 31 March 2015

FY14 – Year ended 31 March 2014

Q3 – 3 months ended 31 December

Management’s discussion and analysis of financial condition and results of operations

Q3 FY15 was another solid quarter for Jaguar Land Rover:

•	Retail volumes of 111,525 units, down 0.6% from Q3 FY14 with Land Rover volumes flat and Jaguar down 3.5%

•	Wholesale volumes of 122,187 units, up 5.0% from Q3 FY14 with Land Rover volumes up 7.4% and Jaguar down 6.5%

•	Revenue £5,879 million, up £551 million EBITDA £1,096 million, up £79 million with EBITDA margin of 18.6%, down 0.5 ppt

•	PBT £685 million, down £157 million

•	Negative free cash flow of £46 million, after total investment of £890 million

•	Cash and financial deposits £4,027 million and undrawn long-term committed bank lines of £1,517 million

The increase in wholesale volumes and revenue reflects strong sales of Range Rover, Land Rover Discovery and the Jaguar F-Type.

Retail sales grew in the UK, China and Asia Pacific Region, were flat in Europe and down in the US and some emerging markets (such as Brazil and Russia).

In the nine months to 31 December 2014, revenue was £16,040 million and PBT was £2,218 million representing growth of 14% and 15% respectively compared to the equivalent period a year ago.

The EBITDA margin remained strong, at 18.6% for the quarter and 19.4% for the nine months to 31 December 2014, (down 0.5 ppt and up 1.8 ppt respectively compared to the equivalent periods in FY14).

Performance in the quarter was supported by generally favourable macroeconomic conditions with solid growth in the UK, China and the US. Economic conditions have been more sluggish in Europe and more challenging in some other markets, particularly Russia.

The US Dollar and Chinese Renminbi both strengthened against the Pound Sterling in Q3 while the Euro has weakened, all of which benefit JLR although this is offset to extent JLR has hedged these currencies. Some currencies have moved unfavourably particularly the Russian Rouble, although again this is offset to the extent JLR has hedged its exposure. Commodity prices generally softened in Q3 following the decline in oil prices.

The Company continues to invest significantly to grow the business, with total investment spend, including R&D and capital expenditure of £890 million in Q3 FY15, up £102 million compared to Q3 FY14. Total investment spend for the nine months ended 31 December 2014 was £2,336 million compared to £2,003 million for the same nine month period last year.

Free cash flow was negative £46 million in Q3 FY15 after total investment of £890 million. Free cash flow for the nine months to 31 December was £456 million, compared to £323 million for the same period last year.

Recent developments

In October 2014, the Company opened a new 130,000 unit capacity joint venture manufacturing plant in China with its joint venture partner Chery Automobile Company Ltd. The Range Rover Evoque is the first model to be built in the new plant with at least 2 additional Jaguar Land Rover models to follow.

The Company also opened its new Engine Manufacturing Centre in the UK during October 2014 which will manufacture Jaguar Land Rover’s new family of 2.0 Litre Ingenium engines.

Construction of the Company’s manufacturing facility in Brazil commenced in December 2014 with production planned for 2016. Annual capacity is estimated to reach 24,000 units and the new Discovery Sport will be one of the first models to be produced at this new manufacturing facility.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 111,525 units for the quarter, a decrease of 0.6% compared to Q3 FY14. By brand, Land Rover retailed 93,189 units in Q3 FY15, flat compared to prior period, whilst Jaguar retailed 18,336 units, down 3.5% compared to the equivalent quarter in the prior year.

For Land Rover, strong sales of Range Rover and Land Rover Discovery were offset by the run out of Freelander production. For Jaguar, lower XF and XJ sales volumes in the period were offset partially by continuing strong sales of F-Type.

Wholesale volumes totalled 122,187 units in Q3 FY15, up 5.0% compared to the same quarter a year ago, comprised of 103,134 units for Land Rover and 19,053 units for Jaguar.

Revenue and profits

The Company generated revenue of £5,879 million in Q3 FY15, an increase of 10.3% compared to the £5,328 million in Q3 FY14. For the nine months to 31 December 2014 revenue rose 14.3% to £16,040 million from £14,037 million in the same period a year ago.

EBITDA increased to £1,096 million in Q3 FY15 compared to £1,017 million in Q3 FY14, primarily due to higher revenues driven by higher wholesale volumes. For the nine months to 31 December 2014, EBITDA increased to £3,116 million from £2,473 million over the same period last year.

PBT for the three months to 31 December 2014 was £685 million, down £157 million from £842 million in Q3 FY14. The decrease in PBT is more than explained by unfavourable revaluation of foreign currency debt and unrealised hedges in Q3 FY15 of £138 million loss compared to positive revaluation of £30 million in Q3 FY14. PBT for the nine months to 31 December 2014 was £2,218 million, up £293 million compared to the same nine month period last year.

PAT for Q3 FY15 was £593 million compared to £619 million in Q3 FY14. The effective tax rate of 13.4% in Q3 FY15 is substantially lower than the 26.5% observed in Q3 FY14 reflecting the release of certain withholding tax (“WHT”) provisions following confirmation that dividends from China would be subject to a reduction in the withholding tax rate to 5% as set out in the new UK-China tax treaty. In the nine months to 31 December 2014 PAT increased by £306 million to £1,736 million compared to £1,430 million for the same period last year.

EBITDA reconciliation

Three months ended 31 December (£ millions)	2014	2013
EBITDA margin	18.6%	19.1%
EBITDA	1,096	1,017
Adjustments:
Depreciation and amortisation	(265)	(221)
Foreign exchange gains/(losses) - financing	(64)	23
Foreign exchange gains/(losses) - unrealised derivatives	(51)	12
Unrealised commodity gains/(losses)	(23)	(5)
Finance income	13	9
Finance expense (net)	(8)	10
Share of loss from joint ventures	(14)	(3)
Other	1	—

Profit before tax	685	842

Income tax expense	(92)	(223)

Profit after tax	593	619

Performance in key geographical markets on retail basis

Three months ended 31 December (Units)	2014	2013	Change (%)
China	29,745	28,732	3.5%
Europe (excluding UK)	21,535	21,552	(0.1)%
UK	17,006	15,297	11.2%
North America	18,906	20,936	(9.7)%
Asia Pacific (excluding China)	6,316	5,628	12.2%
All other markets	18,017	20,027	(10.0)%

Total JLR	111,525	112,172	(0.6)%

Global economic performance was mixed over the quarter. Falling unemployment and lower inflation, impacted by the fall in energy prices, has supported higher consumer spending and GDP growth in the US and UK. Although the rate of GDP growth for China has been slowing, it remains above 7%. Conditions in the Eurozone have been more sluggish, prompting the European Central Bank to announce quantitative easing to stimulate the economy. In Russia and some other emerging markets political and economic uncertainties have more significantly impacted growth.

Growth in the United States continues as unemployment fell further and low inflation supports sustained consumer spending which is driving the expectation of strong GDP growth for 2015. New passenger car sales in the US grew by 2.9% in the 3 months to 31 December 2014 compared to the same period last year, however JLR sales in the US fell by 9.7% in Q3 FY15 compared to Q3 FY14 due primarily to the run out of the Freelander and production scheduling.

The outlook for economic growth remains positive in the United Kingdom with falling unemployment and healthy retail spending. New passenger car sales in the UK were up 10.3% over Q3 FY15 compared to Q3 FY14 and JLR continue to outperform the market with retail volumes up 11.2%.

China’s economy remains strong and on track to maintain GDP growth above 7.0%, despite some signs of softening. New vehicle sales remain buoyant with growth of 9.2% in Q3 FY15 compared to Q3 FY14 whilst JLR retail sales grew by 3.5% over the same period.

The Eurozone continues to experience sluggish growth and reported deflation during December 2014. The ECB have recently announced a €1 trillion quantitative easing programme in an attempt to stimulate growth and avert persistent deflation. The softening in consumer demand has impacted new passenger car sales which fell by 8% in Q3 FY15 compared to the same quarter a year ago, however JLR maintained solid sales in Q3 FY15 comparable to the same period last year.

Challenging economic and political conditions continue in some emerging markets, particularly in Russia where the rouble depreciated by over 40% over the 3 months to 31 December 2014. New vehicle sales in Russia fell by 3% in Q3 FY15 compared to Q3 FY14 and JLR sales fell 8% over the same period. In Brazil, falling consumer spending, fuelled by higher interest rates, and falling industrial output contributed to a 3% fall in new vehicle sales in Q3 FY15 compared to the same quarter last year whilst JLR retail sales fell 23% over the same period.

Business risks and mitigating factors

As discussed on pages 83-89, and elsewhere, of the Annual Report 2013-14 of the Company, Jaguar Land Rover is exposed to various business risks including but not limited to the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q3 FY15, Jaguar Land Rover employed 33,897 people worldwide including agency personnel (Q3 FY14: 28,938). Employees in overseas markets now exceed 1,300.

Cash flow

Free cash flow was negative £46 million in Q3 FY15 after £890 million of total investment spend, which includes capital spending and R&D.

Cash generated by operating activities was £763 million in Q3 FY15 compared to £949 million during Q3 FY14, primarily reflecting unfavourable working capital changes and higher tax, offset partially by higher EBITDA.

Investment in tangible assets (property, plant and equipment), expenditure on intangible assets (product development programs) and investment in joint ventures totalled £825 million in the three months to 31 December 2014, compared to £733 million in Q3 FY14. The Company’s capital expenditure on tangible and intangible assets primarily relates to the introduction of new products as well as capacity expansion of its production facilities and continuing quality and reliability improvement projects.

Reported net cash outflow in investing activities of £445 million in Q3 FY15 (Q3 FY14: £1,107 million outflow) reflects the £825 million of investment described above, offset by a £364 million decrease in bank deposits with a maturity of over 3 months (Q3 FY14: increase of £392 million) which are classified as investments.

Cash inflows of £303 million due to financing activities in the three months to 31 December 2014 reflect debt financing proceeds from the $500 million bond raised in October 2014, less finance expense and fees.

Liquidity and capital resources

As at 31 December 2014, the Company had £2,884 million of cash and cash equivalents and a further £1,143 million of bank deposits with maturities greater than 3 months. The total amount of cash and cash equivalents includes an amount of £528 million in subsidiaries of Jaguar Land Rover outside the United Kingdom.

The cash in some of these jurisdictions is subject to restrictions on remitting cash to the UK through inter-company cash pooling loans or interim dividends although annual dividends are generally permitted.

In addition, the Company increased its undrawn committed credit facility by £160 million during Q3 FY15 to £1,485 million with £1,114 million maturing in July 2018 and the balance maturing in July 2016. The Company also had £32 million of undrawn shorter-term committed credit facilities.

Subsequent events

On 3 January 2015, a large car transporter ship named Hoegh Osaka, carrying approximately 1,143 export Jaguar and Land Rover vehicles bound for the Middle East, was grounded in the Solent (body of water close to the Port of Southampton, UK). A salvage operation is currently underway. This incident has no impact on the results for Q3 FY15.

Borrowings

The following table shows details of the Company’s financing arrangements as at 31 December 2014.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed
£500m 8.25% Senior Notes due 2020*	500	500	—	Mar-2016
£400m 5% Senior Notes due 2022**	400	400	—	n/a
$410m 8.125% Senior Notes due 2021*	263	263	—	May-2016
$500m 5.625% Senior Notes due 2023*	321	321	—	Feb-2018
$700m 4.125% Senior Notes due 2018**	450	450	—	n/a
$500m 4.250% Senior Notes due 2019**	321	321	—	n/a
Revolving 3 and 5 year credit facilities	1,485	—	1,485	n/a
Receivable factoring facilities	225	193	32	n/a

Subtotal	3,965	2,448	1,517

Prepaid costs	—	(25)	—

Total	3,965	2,423	1,517

*	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaren Ramakrishnan	Director	2012

Condensed Consolidated Income Statement

For the three and nine months ended 31 December 2014 (unaudited)

		Three months ended		Nine months ended
		31 December 2014	31 December 2013	31 December 2014	31 December 2013
(£ millions)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		5,879	5,328	16,040	14,037
Material and other cost of sales		(3,565)	(3,296)	(9,768)	(8,613)
Employee cost		(535)	(440)	(1,427)	(1,191)
Other expenses		(1,059)	(933)	(2,925)	(2,677)
Net impact of commodity derivatives		(24)	(7)	(16)	(16)
Development costs capitalised	2	303	271	850	772
Other income		94	32	150	141
Depreciation and amortisation		(265)	(221)	(743)	(639)
Foreign exchange (loss)/gain		(134)	92	58	135
Finance income	3	13	9	36	27
Finance expense (net)	3	(8)	10	(13)	(36)
Share of loss from joint ventures		(14)	(3)	(24)	(15)

Profit before tax		685	842	2,218	1,925

Income tax expense		(92)	(223)	(482)	(495)

Profit for the period		593	619	1,736	1,430

Condensed Consolidated Statement of Comprehensive Income

For the three and nine months ended 31 December 2014 (unaudited)

	Three months ended		Nine months ended
	31 December 2014	31 December 2013	31 December 2014	31 December 2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	593	619	1,736	1,430
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	197	112	3	(166)
Income tax related to items that will not be reclassified	(40)	1	(1)	3

	157	113	2	(163)
Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(290)	120	(702)	937
Cash flow hedges reclassified to foreign exchange gain in profit or loss	32	56	(126)	9
Currency translation differences	7	—	7	—
Income tax related to items that may be reclassified	52	(59)	166	(198)

	(199)	117	(655)	748

Other comprehensive (expense)/income net of tax	(42)	230	(653)	585

Total comprehensive income attributable to shareholders	551	849	1,083	2,015

Condensed Consolidated Balance Sheet

		31 December 2014	31 March 2014
As at (£ millions)	Note	(unaudited)	(audited)
Non-current assets
Equity accounted investees		249	145
Other financial assets		137	473
Property, plant and equipment		4,137	3,184
Intangible assets		4,769	4,240
Other assets		77	33
Deferred income taxes		354	284

Total non-current assets		9,723	8,359

Current assets
Cash and cash equivalents		2,884	2,260
Short term deposits		1,143	1,199
Trade receivables		879	831
Other financial assets	5	264	392
Inventories	6	2,238	2,174
Other current assets	7	390	355
Current tax assets		8	19

Total current assets		7,806	7,230

Total assets		17,529	15,589

Current liabilities
Accounts payable		4,699	4,787
Short term borrowings	13	193	167
Other financial liabilities	10	516	277
Provisions	11	453	395
Other current liabilities	12	320	395
Current tax liabilities		172	113

Total current liabilities		6,353	6,134

Non-current liabilities
Long term debt	13	2,230	1,843
Other financial liabilities	10	263	69
Provisions	11	638	582
Retirement benefit obligation	16	743	674
Other non-current liabilities		98	77
Deferred tax liabilities		407	346

Total non-current liabilities		4,379	3,591

Total liabilities		10,732	9,725

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	14	5,129	4,196

Equity attributable to shareholders		6,797	5,864

Total liabilities and equity		17,529	15,589

These condensed consolidated interim financial statements including notes 1 to 20 were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	1,736	1,736
Other comprehensive expense for the period	—	—	(653)	(653)

Total comprehensive income	—	—	1,083	1,083

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2014 (unaudited)	1,501	167	5,129	6,797

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2013 (audited)	1,501	167	1,871	3,539
Profit for the period	—	—	1,430	1,430
Other comprehensive income for the period	—	—	585	585

Total comprehensive income	—	—	2,015	2,015

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2013 (unaudited)	1,501	167	3,736	5,404

Condensed Consolidated Cash Flow Statement

For the three and nine months ended 31 December 2014 (unaudited)

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
(£ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	593	619	1,736	1,430
Adjustments for:
Depreciation and amortisation	265	221	743	639
Loss on sale of assets	—	1	1	1
Foreign exchange loss/(gain) on loans	59	(26)	85	(78)
Income tax expense	92	223	482	495
Gain on embedded derivative	—	(23)	—	(20)
Finance expense (net)	8	13	13	56
Finance income	(13)	(9)	(36)	(27)
Foreign exchange loss/(gain) on derivatives	50	(12)	50	(50)
Foreign exchange gain on short term deposits	(15)	—	(35)	—
Share of loss from joint ventures	14	3	24	15
Other non-cash adjustments	3	—	3	—

Cash flows from operating activities before changes in assets and liabilities	1,056	1,010	3,066	2,461

Trade receivables	(131)	(20)	(47)	90
Other financial assets	3	(14)	(9)	269
Other current assets	(147)	(121)	(28)	191
Inventories	37	37	(65)	(253)
Other non-current assets	(8)	4	(17)	—
Accounts payable	14	(65)	(240)	(197)
Other current liabilities	(106)	75	(75)	(78)
Other financial liabilities	19	24	15	(261)
Other non-current liabilities and retirement benefit obligations	13	(2)	93	39
Provisions	83	32	121	76

Cash generated from operations	833	960	2,814	2,337

Income tax paid	(70)	(11)	(242)	(277)

Net cash generated from operating activities	763	949	2,572	2,060

Cash flows used in investing activities
Investment in joint ventures	(52)	(93)	(124)	(93)
Movements in other restricted deposits	3	5	4	66
Investment in short term deposits	364	(392)	91	(287)
Purchases of property, plant and equipment	(492)	(343)	(1,147)	(913)
Proceeds from sale of property, plant and equipment	—	4	1	4
Cash paid for intangible assets	(281)	(297)	(885)	(830)
Finance income received	13	9	35	29

Net cash used in investing activities	(445)	(1,107)	(2,025)	(2,024)

Cash flows from financing activities
Finance expenses and fees paid	(30)	(51)	(97)	(135)
Proceeds from issuance of short term debt	21	8	21	109
Repayment of short term debt	—	(75)	(6)	(176)
Payments of lease obligations	(1)	(1)	(4)	(4)
Proceeds from issuance of long term debt	313	429	313	429
Dividends paid	—	—	(150)	(150)

Net cash generated from financing activities	303	310	77	73

Net change in cash and cash equivalents	621	152	624	109
Cash and cash equivalents at beginning of period	2,263	2,029	2,260	2,072

Cash and cash equivalents at end of period	2,884	2,181	2,884	2,181

Notes (forming part of the condensed consolidated financial statements)

1	Accounting policies Basis of preparation

The information for the three months ended 31 December 2014 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instrument valuations are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in the annual consolidated financial statements for the year ended 31 March 2014.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2014, which were prepared in accordance with IFRS as adopted by the EU. There were no differences between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the group’s annual report for the year ended 31 March 2014.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2014, as described in those financial statements.

2	Research and development

	Three months ended		Nine months ended
(£ millions)	31 December 2014 (unaudited)	31 December 2013 (unaudited)	31 December 2014 (unaudited)	31 December 2013 (unaudited)
Total R&D costs	368	326	1,030	939
R&D expensed	(65)	(55)	(180)	(167)

Development costs capitalised	303	271	850	772

Interest capitalised	30	28	89	75
R&D tax credit	(24)	(11)	(50)	(34)

Total internally developed intangible additions	309	288	889	813

3	Finance income and expense

Recognised in net income

	Three months ended		Nine months ended
(£ millions)	31 December 2014 (unaudited)	31 December 2013 (unaudited)	31 December 2014 (unaudited)	31 December 2013 (unaudited)
Finance income	13	9	36	27

Total finance income	13	9	36	27

Total interest expense on financial liabilities measured at amortised cost	(40)	(46)	(111)	(145)
Unwind of discount on provisions	1	1	7	5
Interest capitalised	31	32	91	84

Finance expense	(8)	(13)	(13)	(56)

Embedded derivative value movement	—	23	—	20

Total finance expense (net)	(8)	10	(13)	(36)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 6.0% (nine months to 31 December 2013: 7.5%).

Notes (continued)

4	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
At beginning of period	8	10
Change in allowance during the period	2	(1)
Written off	—	(1)

At end of period	10	8

5	Other financial assets - current

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Advances and other receivables recoverable in cash	29	22
Derivative financial instruments	220	361
Other	15	9

Total current other financial assets	264	392

6	Inventories

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Raw materials and consumables	69	75
Work in progress	318	211
Finished goods	1,851	1,888

Total inventories	2,238	2,174

7	Other current assets

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Recoverable VAT	226	237
Prepaid expenses	110	70
Other	54	48

Total current other assets	390	355

8	Taxation

Recognised in the income statement

The income tax for the 3 month and 9 month periods ended 31 December 2014 and 31 December 2013 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

9	Capital expenditure

Capital expenditure in the period was £1,273 million (9 month period to 31 December 2013: £894 million) on fixed assets and £1,003 million (9 month period to 31 December 2013: £913 million) was capitalised as intangible assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

Notes (continued)

10	Other financial liabilities

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Current
Finance lease obligations	5	5
Interest accrued	36	24
Derivative financial instruments	287	65
Liability for vehicles sold under a repurchase arrangement	188	183

	516	277

Non-current
Finance lease obligations	10	13
Derivative financial instruments	252	55
Other payables	1	1

	263	69

11	Provisions

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Current
Product warranty	395	343
Legal and product liability	52	49
Provisions for residual risk	5	2
Other employee benefits obligations	1	1

Total current provisions	453	395

Non-current
Other employee benefits obligations	9	10
Product warranty	585	538
Provision for residual risk	20	13
Provision for environmental liability	24	21

Total non-current provisions	638	582

(£ millions)	Nine months ended 31 December 2014 (unaudited)	Year ended 31 March 2014 (audited)
Product warranty
Opening balance	881	743
Provision made during the period	405	541
Provision used during the period	(284)	(397)
Impact of discounting	(7)	(6)
Foreign currency translation	(15)	—

Closing balance	980	881

Legal and product liability
Opening balance	49	16
Provision made during the period	20	41
Provision used during the period	(17)	(5)
Foreign currency translation	1	(3)

Closing balance	53	49

Notes (continued)

11	Provisions (continued)

(£ millions)	Nine months ended 31 December 2014 (unaudited)	Year ended 31 March 2014 (audited)
Residual risk
Opening balance	15	15
Provision made during the period	9	2
Provision used during the period	—	—
Foreign currency translation	—	(2)

Closing balance	24	15

Environmental liability
Opening balance	21	22
Provision made during the period	3	—
Provision used during the period	—	(1)

Closing balance	24	21

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. In the main the provision relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

12	Other current liabilities

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
Liabilities for advances received	179	253
Deferred revenue	30	19
VAT	68	85
Others	43	38

Total current other liabilities	320	395

Notes (continued)

13	Interest bearing loans and borrowings

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (audited)
EURO MTF listed debt	2,230	1,843
Loans from banks	193	167
Finance lease liabilities	14	18

Total borrowings	2,437	2,028

Less:
Current bank loan	(193)	(167)

Total short term borrowings	(193)	(167)

Current portion of finance lease obligations	(5)	(5)

Long term debt	2,239	1,856

Held as long term debt	2,230	1,843
Held as long term finance lease obligations	9	13

14	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2014 (audited)	(383)	539	4,040	4,196
Profit for the period	—	—	1,736	1,736
Remeasurement of defined benefit obligation	—	—	3	3
Loss on effective cash flow hedges	—	(702)	—	(702)
Currency translation differences	7	—	—	7
Income tax related to items recognised in other comprehensive income	—	139	(1)	138
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(126)	—	(126)
Income tax related to items reclassified to profit or loss	—	27	—	27
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2014 (unaudited)	(376)	(123)	5,628	5,129

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2013 (audited)	(383)	(196)	2,450	1,871
Profit for the period	—	—	1,430	1,430
Remeasurement of defined benefit obligation	—	—	(166)	(166)
Gain on effective cash flow hedges	—	937	—	937
Income tax related to items recognised in other comprehensive income	—	(196)	3	(193)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	9	—	9
Income tax related to items reclassified to profit or loss	—	(2)	—	(2)
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2013 (unaudited)	(383)	552	3,567	3,736

Notes (continued)

15	Dividends

During the three months ended 31 December 2014, no ordinary share dividend was proposed and paid (three months to 31 December 2013: £nil).

During the nine months ended 31 December 2014, an ordinary share dividend of £150 million was proposed and paid (nine months to 31 December 2013: £150 million).

16	Employee benefits

Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (previously Land Rover), have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, UK and overseas subsidiaries which operate defined benefit pension plans.

(£ millions)	Nine months ended 31 December 2014 (unaudited)	Year ended 31 March 2014 (audited)
Change in defined benefit obligation
Defined benefit obligation, beginning of the period	6,053	6,021
Service cost	126	176
Interest cost	206	262
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	93	(39)
- Changes in financial assumptions	823	(243)
- Experience adjustments	—	8
Prior service costs	1	6
Foreign currency translation	1	(2)
Member contributions	1	1
Benefits paid	(99)	(137)

Defined benefit obligation, at end of period	7,205	6,053

Change in plan assets
Fair value of plan assets at beginning of the period	5,382	5,365
Interest income	185	237
Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income	919	(407)
Administrative expenses	(6)	(8)
Foreign currency translation	1	(2)
Employer’s contributions	82	333
Members contributions	1	1
Benefits paid	(99)	(137)

Fair value of plan assets at end of period	6,465	5,382

Amount recognised in the balance sheet consist of
Present value of defined benefit obligations	(7,205)	(6,053)
Fair value of plan assets	6,465	5,382
Restriction on asset and onerous obligation	(3)	(3)

Net liability	(743)	(674)

Non-current assets	—	—
Non-current liabilities	(743)	(674)

Notes (continued)

16	Employee benefits (Continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

(£ millions)	Nine months ended 31 December 2014 (unaudited)	Year ended 31 March 2014 (audited)
Discount rate	3.7	4.6
Expected rate of increase in compensation level of covered employees	3.6	3.9
Inflation increase	3.1	3.4

For the valuation at 31 December 2014 and 31 March 2014, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2013) projections and an allowance for long term improvements of 1.25% per annum.

17	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £18 million (31 March 2014: £27 million) against the group which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other claims

From time to time, in the normal course of business, the group may face tax claims in various jurisdictions. The group has assessed there are no contingent liabilities arising from such claims as at 31 December 2014 and 31 March 2014 as the likelihood that these will give rise to any material settlement is considered remote.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £830 million (31 March 2014: £940 million) and £Nil (31 March 2014: £Nil) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £687 million (31 March 2014: £717 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2014: £Nil) and trade receivables with a carrying amount of £193 million (31 March 2014: £167 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2014: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2014: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2014: £1 million).

Notes (continued)

18	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to EBITDA and EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the group:

As at (£ millions)	31 December 2014 (unaudited)	31 March 2014 (unaudited)
Short term debt	198	172
Long term debt	2,239	1,856

Total debt*	2,437	2,028

Equity	6,797	5,864

Total capital (debt and equity)	9,234	7,892

*	Total debt includes finance lease obligations of £14 million (31 March 2014: £18 million).

19	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Ltd which includes Tata Motors Ltd. (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Ltd. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2014 (unaudited)		2013 (unaudited)
Nine months ended 31 December (£ millions)	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent
Sale of products	93	51	—	41
Purchase of goods	—	1	—	—
Services received	113	11	111	4
Services rendered	17	—	22	—
Trade and other receivables	77	15	7	9
Accounts payable	5	19	15	—
Dividend paid	—	150	—	150

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2014 (unaudited)	2013 (unaudited)
Key management personnel remuneration	19	12

Notes (continued)

20	Subsequent Events

On 3 January 2015, a large car transporter ship named Hoegh Osaka, carrying approximately 1,143 export Jaguar and Land Rover vehicles bound for the Middle East, was grounded in the Solent (body of water close to the Port of Southampton, UK). A salvage operation is currently underway. This incident has no impact on the results for Q3 FY15.

Jaguar Land Rover results for the quarter ended 31 December 2014
5 February 2015

Disclaimer JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q3 FY15 represents the 3 month period from 1 October 2014 to 31 December 2014
Q3 FY14 represents the 3 month period from 1 October 2013 to 31 December 2013
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
2

Participants
JAGUAR LAND ROVER
Kenneth Gregor
CFO Jaguar Land Rover
Bennett Birgbauer
Treasurer Jaguar Land Rover
C. Ramakrishnan
CFO Tata Motors
3

Agenda
JAGUAR LAND ROVER
Key topics Page
Financial performance 5
Other developments 15
Closing Q&A 19
4

Q3 FY15 financial highlights
Solid sales, revenue and profits
JAGUAR LAND ROVER
Retail volumes 111,525 for the quarter, down (0.6)% from prior year, with Land Rover flat and Jaguar down (3.5)%
Wholesale volumes 122,187 for the quarter, up 5%, driving revenue of £5.9b, up £0.6b
EBITDA £1,096m, up £79m from Q3 FY14 with EBITDA margin of 18.6%
PBT of £685m, down £(157)m on the prior year
Free cash flow of £(46)m after total investment of £890m, before financing costs
Cash and financial deposits £4.0b and undrawn long-term committed bank lines of £1.5b
5

Key financial metrics
JAGUAR LAND ROVER
Key metrics - IFRS
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
Retail volumes (‘000 units) 111.5 112.2 (0.7) 337.9 309.6 28.3
Wholesale volumes (‘000 units) 122.2 116.4 5.8 341.3 309.0 32.4
Revenues 5,879 5,328 551 16,040 14,037 2,003
EBITDA * 1,096 1,017 79 3,116 2,473 643
EBITDA % 18.6% 19.1% (0.5%) 19.4% 17.6% 1.8%
Profit before tax 685 842 (157) 2,218 1,925 293
Profit after tax 593 619 (26) 1,736 1,430 306
Free cash flow (46) 234 (280) 456 323 133
Cash 4,027 3,243 784 4,027 3,243 784
*EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt and unrealised FX and commodity hedges
6

Solid performance for the quarter
JAGUAR LAND ROVER
Land Rover retail volume of 93.2k units, flat vs prior year - robust sales of Range Rover and Discovery
Jaguar retail volume of 18.3k, down 0.7k units (3.5)% - lower XF and XJ sales partially offset by F-Type
EBITDA of £1,096m, up £79m from Q3 FY14 with a strong EBITDA margin of 18.6%, reflecting:
- increased revenue reflecting higher wholesale volumes
- solid product mix supported by the on-going success of Range Rover and Jaguar F-Type
- solid market mix, with growing sales in the UK and China
- favourable foreign exchange offset by less favourable realised hedges
PBT of £685m, down £157m with the higher EBITDA offset by:
- Unfavourable revaluation of foreign currency debt and unrealised hedges (positive in Q3 FY14)
- Higher depreciation and amortisation
PAT of £593m – including a one time adjustment for the reduction in the China withholding tax rate to 5% as set out in the new UK-China tax treaty.
7

Quarterly retail volumes by carline
Total retail sales of 111.5k down (0.6)% overall
JAGUAR LAND ROVER
Jaguar – Q3 FY15 vs Q3 FY14
Down (3.5)% F-TYPE
0.7 19.0 18.3 XK
0.5
1.7 2.7 XJ
4.9 4.0 XF
11.7 11.1
Q3FY14 Q3FY15
Units in ‘000
Land Rover – Q3 FY15 vs Q3 FY14
Flat
93.2 12.3 20.3 32.5 10.3 0.0 13.1 4.7 Q3FY14
93.2 14.4 19.2 31.5 12.7 0.1 10.4 4.9 Q3FY15
Range Rover
Range Rover Sport
Range Rover Discovery Evoque
Discovery Sport
Freelander
Defender
8

Quarterly retail volumes by geography
Total retail sales of 111.5k down (0.6)% overall JAGUAR LAND ROVER
UK
Up 11%
15.3 17.0
12.3 13.2
3.0 3.8
Q3FY14 Q3FY15
Europe
Flat
21.6 21.5
19.0 19.2
2.5 2.3
Q3FY14 Q3FY15
North America
Down (10)%
20.9 18.9
16.1 14.7
4.8 4.3
Q3FY14 Q3FY15
Asia Pacific
Up 12%
5.6 6.3
4.3 5.1
1.3 1.2
Q3FY14 Q3FY15
China
Up 4%
28.7 29.7
23.4 24.9
5.4 4.9
Q3FY14 Q3FY15
All other markets
Down (10)%
20.0 18.0
18.0 16.1
2.0 1.9
Q3FY14 Q3FY15
Q3 FY15
UK Overseas
15.2% 16.1%
Asia Pacific 5.7%
North America 17.0%
Europe (ex. Russia) 19.3%
China Region 26.7%
111.5k units
Q3 FY14
Overseas 17.9%
Asia Pacific 5.0%
Europe (ex. Russia) 19.2%
112.2k units
UK 13.6%
North America 18.7%
China Region 25.6%
Land Rover Jaguar Units in ‘000
9

Quarterly wholesale volumes by geography Wholesales of 122.2k up 5.0% overall JAGUAR LAND ROVER
16.1 13.0 3.2
Q3FY14 22.9 20.4 2.5
Q3FY14
UK
Up 9%
17.5 13.9 3.6
Q3FY15
Europe Up 10%
25.3 22.7 2.6
Q3FY15
North America Down (5)%
22.2 17.1 5.1
Q3FY14
Asia Pacific
5.7 4.3 1.4
Q3FY14
21.0 16.1 4.9
Q3FY15
Up 11%
6.3 5.2 1.2
Q3FY15
28.9 22.9 6.0
Q3FY14
All other markets
Down (12)%
20.5 18.3 2.2
Q3FY14
China Up 18%
34.1 29.1 5.0
Q3FY15
17.9 16.2 1.8
Q3FY15
Q3 FY15
Overseas 14.7%
Asia Pacific 5.2%
Europe (ex. Russia) 20.7%
UK 14.3%
North America 17.2%
China Region 27.9%
122.2k units
Q3 FY14
Overseas 17.6%
Asia Pacific 4.9%
Europe (ex. Russia) 19.7%
UK 13.9%
North America 19.1%
China Region 24.8%
116.4k units
Land Rover Jaguar Units in ‘000 10

Income statement JAGUAR LAND ROVER
Consolidated income statement - IFRS
9 months ended 31 December
(£ millions, unless stated)
Revenues
Material cost of sales
Employee costs
Other (expense) /Income(1)
Product development costs capitalised
EBITDA
Depreciation and amortisation
Debt/unrealised hedges MTM(2)
Net finance (expense) / income and other(3)
Profit before tax
Income tax expense
Profit after tax
Quarter ended 31 December
2014 5,879 (3,565) (535) (986) 303 1,096 (265) (138) (8) 685 (92) 593
2013 5,328 (3,296) (440) (846) 271 1,017 (221) 30 16 842 (223) 619
Change 551 (269) (95) (140) 32 79 (44) (168) (24) (157) 131 (26)
2014 16,040 (9,768) (1,427) (2,579) 850 3,116 (743) (153) (2) 2,218 (482) 1,736
2013 14,037 (8,613) (1,191) (2,532) 772 2,473 (639) 115 (24) 1,925 (495) 1,430
Change 2,003 (1,155) (236) (47) 78 643 (104) (268) 22 293 13 306
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt
3) Includes start-up costs for the China JV
11

Healthy cash flow to support investment JAGUAR LAND ROVER
Consolidated cash flow - IFRS
(£ millions, unless stated)
EBITDA
Working capital changes
Tax paid
Other
Cash flow from operations
Investment in fixed and intangible assets
Other (including finance income)
Free cash flow (before financing)
Investment in financial deposits
Changes in debt
Dividends paid
Finance expenses and fees
Net change in cash & cash equivalents
Quarter ended 31 December
2014 1,096 (223) (70) (40) 763 (825) 16 (46) 364 333 - (30) 621
2013 1,017 (50) (11) (7) 949 (733) 18 234 (392) 361 - (51) 152
Change 79 (173) (59) (33) (186) (92) (2) (280) 756 (28) - 21 469
2014 3,116 (252) (242) (50) 2,572 (2,156) 40 456 91 324 (150) (97) 624
9 months ended 31 December
2013 2,473 (124) (277) (12) 2,060 (1,836) 99 323 (287) 358 (150) (135) 109
Change 643 (128) 35 (38) 512 (320) (60) 133 378 (34) - 38 515
12

Solid financing structure JAGUAR LAND ROVER
Key financial indicators - IFRS
(£ millions, unless stated)
Cash and cash equivalents
Financial deposits
Cash and financial deposits
Long term undrawn credit facilities
Other undrawn committed facilities
Total liquidity
Total equity
Total debt
Net cash
Total debt/EBITDA(1)
Total debt/equity
December 2014 2,884 1,143 4,027 1,485 32 5,544 6,797 (2,423) 1,604 0.6x 0.4x
December 2013 2,181 1,062 3,243 1,290 110 4,643 5,404 (2,448) 795 0.7x 0.5x
Change 703 81 784 195 (78) 901 1,393 25 809 0.1x 0.1x
1) EBITDA stated on a rolling 12 month basis
13

Agenda
JAGUAR LAND ROVER
Key topics
Page
Financial performance 5
Other developments 15
Closing Q&A 19
14

2015/16 is an important year for Jaguar Land Rover JAGUAR LAND ROVER
2015/16 is an important year for JLR with major developments including:
- Launch of the Discovery Sport, Jaguar XE, F-Pace and other exciting new products and derivatives
- Launch of the new Ingenium Engine plant
- Launch of the new Chery Jaguar Land Rover (CJLR) plant in China starting with production of the Evoque for the Chinese market to be followed by at least 2 further JLR products over the next 18 months
These developments are expected to support the continued growth and profitability of JLR with strong EBITDA margins in the range experienced since JLR embarked on its growth strategy in 2011 although EBITDA margins in 2015/16 may be somewhat lower than the levels experienced in 2014/15 reflecting:
- Start up of the China JV -- JLR will account for its 50% share of JV profits on the manufacture of the Range Rover Evoque and at least 2 other JLR products for the Chinese Market in PBT below EBITDA
- Model mix and launch costs associated with new products
- More mixed economic conditions across markets
However, JLR is confident of significant volume growth in 2015/16 supported in particular by the launch of the Land Rover Discovery Sport, the China JV, the Jaguar XE and other new products to be announced
15

Investment spending update
Continuing investment to grow the business JAGUAR LAND ROVER
JLR remains committed to it’s strategy to invest substantially in future products, technologies and capacities to deliver profitable volume growth
- For 2014/15, spending is now expected to come in at £3.0b-£3.2b, somewhat lower than expected primarily reflecting timing of spending commitments
- For 2015/16, total investment spending is likely to be in the region of £3.6b-3.8b. We expect that depreciation and amortization will continue to increase as a result of the continuing growth in investment
JLR intends to continue to drive strong operating cash flow to fund investment
- For 2014/15, free cash flow after investment is likely to be positive, reflecting strong profitability and lower spending
- For 2015/16, given the higher investment, free cash flow could be negative, however, we expect that our strong balance sheet, including total cash and short-term investments of £4 billion and undrawn long-term credit lines of £1.485 billion at 31 December 2015, as well as proven access to capital markets and bank funding would support our investment plans as required
16

Summary JAGUAR LAND ROVER
Solid performance in Q3 FY15
For the remainder of 2014/15 fiscal year,
- continue to build on the sales momentum of the two brands
- continue to ramp up production and sales of the new Discovery Sport and prepare for the first deliveries of the new Jaguar XE in the first half of 2015
- successfully launch the new Ingenium family of 2.0 Litre engines, starting in the Jaguar XE
- successfully launch the China JV manufacturing plant
- invest in more new products and technologies to meet consumer and regulatory requirements whilst expanding the manufacturing capacity in the UK and overseas
- monitor economic and sales trends closely to balance sales and production
- generate robust operating cash flows to support investment
17

Agenda JAGUAR LAND ROVER
Key topics Page
Financial performance 5
Other developments 15
Closing Q&A 19
18

Q&A

Additional slides

Quarterly wholesale volumes by carline Wholesales of 122.2k up 5% overall
JAGUAR LAND ROVER
Jaguar – Q3 FY15 vs Q3 FY14
Down (6)%
0.9 20.4 0.2 19.1
2.1 2.8
5.3 4.4
12.1 11.7
Q3FY14 Q3FY15
F-TYPE XK XJ XF
Units in ‘000
Land Rover – Q3 FY15 vs Q3 FY14
Up 7%
96.0 13.3 23.0 32.6 9.1 0.0 13.6 5.4
103.1 16.3 22.2 35.3 15.1 0.0 8.8 4.5
Q3FY14 Q3FY15
Range Rover Range Rover Sport Range Rover Evoque Discovery Discovery Sport Freelander Defender

9 month retail volumes by carline Total retail sales of 337.9k up 9% overall
JAGUAR LAND ROVER
Jaguar – 9 months FY15 vs 9 months FY14
Up 2%
56.5 57.5
2.2 2.3
6.3 9.2
14.5 12.8
33.5 33.2
YTD FY14 YTD FY15
F-TYPE XK XJ XF
Units in ‘000
Land Rover – 9 months FY15 vs 9 months FY14
280.4
Up 11%
253.0 40.6
33.0
59.2
43.3
90.3 92.9
33.8 33.8
0.0 0.1
40.4 40.9
12.2 12.9
YTD FY14 YTD FY15
Range Rover
Range Rover Sport
Range Rover Evoque Discovery Discovery Sport
Freelander
Defender

9 month retail volumes by geography Total retail sales of 337.9k up 9% overall
JAGUAR LAND ROVER
UK
Up 12%
51.9 58.0
40.7 45.1
11.2 12.9
YTD FY14 YTD FY15
Europe
Up 6%
57.9 61.4
50.1 54.4
7.8 7.0
YTD FY14 YTD FY15
North America
Down (1)%
55.7 55.1
41.4 42.9
14.4 12.1
YTD FY14 YTD FY15
Asia Pacific
Up 18%
16.5 19.5
12.9 15.8
3.6 3.7
YTD FY14 YTD FY15
China
Up 26% 92.4
73.5
75.9
59.8
13.7 16.5
YTD FY14 YTD FY15
All other markets
Down (4)%
53.9 51.5
48.2 46.2
5.7 5.3
YTD FY14 YTD FY15
9 month FY15
Overseas UK
15.2% 17.2%
Asia
Pacific
5.8% North
Europe America
(ex. 16.3%
Russia)
18.2%
China
Region
27.3%
337.9k units
9 month FY14
Overseas UK
17.4% 16.8%
Asia
Pacific
5.3% North
Europe America
(ex. 18.0%
Russia)
18.7%
China
Region
23.8%
309.5k units
Land Rover Jaguar Units in ‘000 23

9 month wholesale volumes by carline Total wholesales of 341.3k up 10% overall
JAGUAR LAND ROVER
Jaguar – 9 months FY15 vs 9 months FY14
Down (2) %
57.8 56.4
2.2 1.9
8.6 9.3
14.2 12.7
32.8 32.5
YTD FY14 YTD FY15
F-TYPE XK XJ XF
Units in ‘000
Land Rover – 9 months FY15 vs 9 months FY14
Up 13% 284.9
251.1 43.3
33.1
59.8
43.5
89.3 94.6
32.7 35.7
0.0 0.0
40.4 37.9
12.2 13.6
YTD FY14 YTD FY15
Range Rover
Range Rover Sport
Range Rover Evoque Discovery Discovery Sport
Freelander
Defender

9 month wholesale volumes by geography Total wholesales of 341.3k up 10% overall
JAGUAR LAND ROVER
UK
Up 12%
51.0 57.0
39.1 44.9
11.9 12.1
YTD FY14 YTD FY15
Europe
Up 8%
58.4 62.9
50.6 55.8
7.8 7.1
YTD FY14 YTD FY15
North America
Up 3%
53.2 54.5
39.4 43.4
13.8 11.1
YTD FY14 YTD FY15
Asia Pacific
Up 19%
16.4 19.6
12.8 16.1
3.7 3.5
YTD FY14 YTD FY15
China
Up 29% 96.1
74.7
78.9
60.2
14.5 17.3
YTD FY14 YTD FY15
All other markets
Down (7)%
55.2 51.2
49.1 45.9
6.1 5.3
YTD FY14 YTD FY15
9 month FY15
Overseas UK
15.0% 16.7%
Asia
Pacific
5.7% North
Europe America
(ex. 16.0%
Russia)
18.4%
China
Region
28.2%
341.3k units
9 month FY14
Overseas UK
17.9% 16.5%
Asia
Pacific
5.3% North
America
Europe 17.2%
(ex.
Russia)
18.9% China
Region
24.2%
308.9k units
Land Rover Jaguar Units in ‘000 25

Product and other investment
JAGUAR LAND ROVER
Key financial indicators - IFRS
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2014 2013 Change 2014 2013 Change
R&D expense
Capitalised 303 271 32 850 772 78
Expensed 65 55 10 180 167 13
Total R&D expense 368 326 42 1,030 939 91
Investment in tangible and other intangible assets 522 462 60 1,306 1,064 242
Total product and other investment 890 788 102 2,336 2,003 333
Of which capitalised 825 733 92 2,156 1,836 320
26